

November 29, 2012

Via E-mail
Mr. Clarence L. Granger
Chief Executive Officer
Ultra Clean Holdings, Inc.
26462 Corporate Avenue
Hayward, California 94545

> RE: **Ultra Clean Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2011**
> **Filed March 21, 2012**
> **Form 10-Q for the quarterly period ended September 28, 2012**
> **Filed November 7, 2012**
> **File No. 000-50646**

Dear Mr. Granger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2011

Products, page 6

1.   We refer to the statements by your CEO on your Q4 2011 Earnings Conference Call that 54% of fourth quarter revenues were attributable to gas delivery systems, your expectation that sales of these delivery systems would be slightly below 50% in the first quarter of 2012 and that gas delivery systems accounted for 100% of

your revenues five or six years ago. With a view towards enhanced disclosure in future filings, please tell us the amount and/or percentage of revenue contributed by gas delivery systems during the past three fiscal years and the first three quarters of 2012, as well as any other products classes that would require quantitative disclosure pursuant to Regulation S-K, Item 101(c)(1)(i). Please also provide us an analysis of whether changes to the composition of your revenues constitutes a material known trend as described in Regulation S-K, Item 303(a)(ii). In this regard, please tell us how the gross margin on your gas delivery systems compares to the gross margins on your other product classes.

Notes to Consolidated Financial Statements, page 42

Note 1 Organization and Significant Accounting Policies, page 42

2.   With respect to your foreign subsidiaries, please revise future filings to disclose the accounting policies regarding their consolidation, the determination of the functional currency and the reporting of any foreign currency denominated items in your consolidated financial statements. We note you provide disclosures on these matters in the Forms 10-Q, but we do not see where you disclose this information in the Form 10-K.

Note 5 – Income Taxes, page 51

3.   We note that you have reversed most of your income tax valuation allowance. Please discuss for us your evaluation of whether it was more likely than not that you would generate sufficient future taxable income to realize your net deferred tax assets. Describe how you weighted all of the evidence, both positive and negative, in reaching your conclusion to reverse the valuation allowance.

4.   Further to the above, we note your disclosure here that "In order to reverse a valuation allowance, U.S. GAAP guidance requires the Company to review the Company's cumulative twelve-quarter income/loss…" Please explain to us the U.S. GAAP requirement to which you are referring in this disclosure. Please also clarify how you have weighted your cumulative twelve-quarter income/loss in your evaluation of whether to release any of the income tax valuation allowance.

Form 10-Q for the Quarterly Period Ended September 28, 2012

Note 3. Acquisition, page 12

5.   We note your disclosure here that the fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions made by an independent third party analysis. Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced

valuation. Tell us how you have considered the guidance in the SEC Staff's Securities Act Rules Compliance and Disclosure Interpretation 233.02, available on our website at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

6.   Further to the above, we note your disclosure that your primary reason for the acquisition was to immediately add to your existing customer base in both the semiconductor and medical spaces and to provide additional manufacturing capabilities. We note that you allocated $19 million of the $104.9 million purchase price to the customer relationships intangible asset. Please explain to us in greater detail how you determined the value of the customer relationships intangible asset.

7.   We note you recorded $56.9 million as goodwill. Please revise future filings to provide a qualitative description of the factors that make up the goodwill recognized. Refer to FASB ASC 805-30-50-1. Provide us with a sample of your proposed revised disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551-3635 if you have questions on any other comments.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief